Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 954 463 2700 F: 954 463 2224

November 14, 2017

VIA EDGAR

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:
Big Rock Partners Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2017

File No. 333-220947

Dear Ms. Ravitz:

On behalf of Big Rock Partners Acquisition Corp. (the "Company"), we hereby respond to the Staff's comment letter, dated November 9, 2017, regarding the Company's Registration Statement on Form S-1 filed on October 13, 2017. Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Please note for your convenience, we have recited the Staff's comments in boldface type and provided the Company's response to the comment immediately thereafter.

Prospectus Cover

1.
We note your disclosure on your prospectus cover that you applied to have your units listed on the Nasdaq Capital Market on or promptly after the date of this prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing as you have done.

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
November 14, 2017

In response to the Staff’s comment, we hereby confirm that in the event that the Company’s securities are not approved for listing on Nasdaq Capital Market (“NASDAQ”), the Company would not proceed with this offering. As such, we do not believe that there is a need to highlight the risks of not listing on NASDAQ and we believe it is appropriate to highlight the NASDAQ listing and NASDAQ rules as we have done.

Business Strategy, page 1

2.
Please expand the appropriate section to explain what you mean by the phrase “differentiated deal flow” mentioned in the third paragraph on page 2.

In response to the Staff’s comment, we have revised the language in this section and elsewhere, as appropriate.

JOBS Act, page 5

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

Liquidation if no business combination, page 11

4.
Please tell us why your statement in this section and elsewhere that you have "not independently verified" that A/Z Property Partners, LLC has sufficient funds to satisfy its indemnity obligations is appropriate in view of your disclosure that A/Z Property Partners is an entity majority owned by Richard Ackerman.

In response to the Staff’s comment, we have revised the language in this section and elsewhere, as appropriate.

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
November 14, 2017

Risk Factors, page 14

5.
Given your disclosure on page 2 and elsewhere that you intend to focus on companies in the senior housing and care industry in the United States, please add risk factors that highlight the materials risks concerning companies in that industry.

In response to the Staff’s comment, we have added risk factors that highlight the material risks concerning companies in the senior housing and care industry.

Management, page 56

6.
Please explain what you mean by the terms “Class A” senior housing communities and “triple-net leased properties focused on the post-acute sector.”

In response to the Staff’s comment, we have revised the language in this section.

7.
Please ensure that the information about your management team’s experience is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors.

In response to the Staff’s comment, we have revised the language in this section.

Conflicts of Interest, page 60

8.
Please expand the disclosure in this section to include a table that summarizes the entities to which your executive officers, directors and director nominees currently have fiduciary duties or obligations.

In response to the Staff’s comment, we have included the requested table.

Underwriting Discount, page 81

9.
We note your disclosure in this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

In response to the Staff’s comment, we have revised the language to clarify that we are referring to changes after completion of this offering.

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
November 14, 2017

* * * * * * * * * * * * *

If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN, LLP

/s/ Michael Francis
For the Firm

cc:
Andri Carpenter
United States Securities and Exchange Commission

Brian Cascio, Accounting Brach Chief
United States Securities and Exchange Commission

Tom Jones
United States Securities and Exchange Commission

Daniel Morris, Special Counsel
United States Securities and Exchange Commission

Richard Ackerman, Chairman, President and Chief Executive Officer
Big Rock Partners Acquisition Corp.

Lori Wittman, Chief Financial Officer
Big Rock Partners Acquisition Corp.

Christina C. Russo, Esq.
Akerman LLP